Prudential Municipal Series Fund
Michigan Series
For the Annual period ended 8/31/98
File number 811-4023

                        SUB-ITEM 77J

            Reclassification of Capital Accounts

     The Fund accounts and reports for distributions to shareholders in accordance with Statement of Position
93-2:  Determination, Disclosure, and Financial
Statement Presentation of Income, Capital Gain, and
Return of Capital Distributions by Investment
Companies. The effect of applying this statement for the fiscal year ended August 31, 1998, on the Michigan
Series (Series 4), was to increase undistributed net investment income and decrease accumulated net realized gain by $4,701 due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.